Exhibit 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Pre-tax Income from Continuing Operations	$38,263	$127,750	$153,219	$191,803	$21,990	$198,671
Fixed Charges	35,368	145,954	136,111	134,110	138,712	143,410
Adjusted Earnings	$73,631	$273,704	$289,330	$325,913	$160,702	$342,081
Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$35,368	$145,954	$136,111	$134,110	$138,712	$143,410
Preferred distributions	5,166	26,559	40,145	29,880	29,880	29,880
Combined Fixed Charges and preferred distributions	$40,534	$172,513	$176,256	$163,990	$168,592	$173,290
Ratio of Earnings to Fixed Charges and Preferred distributions	1.82x	1.59x	1.64x	1.99x	0.95x(1)	1.97x

(1)                                 The deficiency for this period was approximately $7,890.